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                          BEIJING MED-PHARM CORPORATION
                        600 W. GERMANTOWN PIKE, SUITE 400
                      PLYMOUTH MEETING, PENNSYLVANIA 19462



July 7, 2005


VIA EDGAR AND FACSIMILE
-----------------------

Securities and Exchange Commission
100 F. Street N.E.
Washington, DC  20549
Attention:        Jeffrey Riedler
                  Assistant Director
                  Division of Corporation Finance


Re:      Beijing Med-Pharm Corporation
         Registration Statement on Form S-1, as amended (No. 333-121957)
         ---------------------------------------------------------------

Dear Mr. Riedler:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Beijing Med-Pharm Corporation (the "Company") hereby requests acceleration of the effectiveness of the Company's Registration Statement on Form S-1, File No. 333-112539, as amended, relating to the registration under the Securities Act of that number of shares of its common stock, $0.001 par value (the "Common Stock"), as is set forth in such Registration Statement so that it will become effective on Monday, July 11, 2005, at 9:00 a.m., Philadelphia time, or as soon as practicable thereafter.

We understand that, in accordance with Instruction A.(d)(2) to Form 8-A, our Registration Statement on Form 8-A (File No. 000-51409) relating to our Common Stock will become effective concurrently with the effectiveness of the Form S-1 Registration Statement.

In connection therewith, the Company acknowledges that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
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July 7, 2005
Securities and Exchange Commission
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-    the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BEIJING MED-PHARM CORPORATION



By:   /s/  Fred M. Powell
    ----------------------------------------
    Name:  Fred M. Powell
    Title: Chief Financial Officer